UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In September 2009, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10 and 99.11 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release dated August 7, 2009: Sanofi Pasteur submits supplemental application for A(H1N1) pandemic vaccine to U.S. FDA.

Exhibit 99.2	Press release dated August 12, 2009: Multaq® (dronedarone) for atrial fibrillation now approved in Canada.

Exhibit 99.3	Press release dated September 1, 2009: Shanta Biotechnics awarded large vaccine contracts by United Nations Agency.

Exhibit 99.4	Press release dated September 7, 2009: Sanofi Pasteur and Butantan Institute to provide A(H1N1) vaccine to Brazilian Government.

Exhibit 99.5	Press release dated September 11, 2009: Encouraging phase II results with teriflunomide in patients with relapsing multiple sclerosis.

Exhibit 99.6	Press release dated September 15, 2009: U.S. FDA licenses Sanofi Pasteur’s pandemic influenza vaccine.

Exhibit 99.7	Press release dated September 16, 2009: Sanofi-aventis receives complete response letter from the FDA for eplivanserin (Ciltyri®) submission.

Exhibit 99.8	Press release dated September 18, 2009: Sanofi-aventis completes acquisition of Merck’s interest in Merial.

Exhibit 99.9	Press release dated September 21, 2009: Sanofi Pasteur receives additional order from U.S. Government to produce influenza A(H1N1) vaccine.

Exhibit 99.10	Press release dated September 24, 2009: Sanofi Pasteur commends results of first HIV vaccine study to show some effectiveness in preventing HIV.

Exhibit 99.11	Press release dated September 25, 2009: Multaq® (dronedarone) recommended for approval in the European Union.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2009	SANOFI-AVENTIS

	By	/s/ John Felitti
	Name:	John Felitti
	Title:	Director, U.S. & International Securities Law

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated August 7, 2009: Sanofi Pasteur submits supplemental application for A(H1N1) pandemic vaccine to U.S. FDA.

Exhibit 99.2	Press release dated August 12, 2009: Multaq® (dronedarone) for atrial fibrillation now approved in Canada.

Exhibit 99.3	Press release dated September 1, 2009: Shanta Biotechnics awarded large vaccine contracts by United Nations Agency.

Exhibit 99.4	Press release dated September 7, 2009: Sanofi Pasteur and Butantan Institute to provide A(H1N1) vaccine to Brazilian Government.

Exhibit 99.5	Press release dated September 11, 2009: Encouraging phase II results with teriflunomide in patients with relapsing multiple sclerosis.

Exhibit 99.6	Press release dated September 15, 2009: U.S. FDA licenses Sanofi Pasteur’s pandemic influenza vaccine.

Exhibit 99.7	Press release dated September 16, 2009: Sanofi-aventis receives complete response letter from the FDA for eplivanserin (Ciltyri®) submission.

Exhibit 99.8	Press release dated September 18, 2009: Sanofi-aventis completes acquisition of Merck’s interest in Merial.

Exhibit 99.9	Press release dated September 21, 2009: Sanofi Pasteur receives additional order from U.S. Government to produce influenza A(H1N1) vaccine.

Exhibit 99.10	Press release dated September 24, 2009: Sanofi Pasteur commends results of first HIV vaccine study to show some effectiveness in preventing HIV.

Exhibit 99.11	Press release dated September 25, 2009: Multaq® (dronedarone) recommended for approval in the European Union.

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